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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 10-C
                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                                Sheldahl, Inc.
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                (Exact name of issuer as specified in charter)

                   1150 Sheldahl Road, Northfield, MN 55057
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                   (Address of principal executive offices)

Issuer's telephone number, including area code:  (507) 663-8000
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding.

1.  Title of security: Common Stock, $.25 par value per share
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2.  Number of shares outstanding before the change: 6,833,926
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3.  Number of shares outstanding after the change: 8,846,426
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4.  Effective date of change: November 21, 1995
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5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
 public offering
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    Give brief description of transaction:
 The Company sold 2,012,500 shares of its common stock in a public offering.
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                         II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:
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2.  Name after change:
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3.  Effective date of charter amendment changing name:
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4.  Date of shareholder approval of change, if required:
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Date: November 21, 1995                    /s/ John V. McManus
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                                          John V. McManus, Vice President
                                          (Officer's signature & title)